DC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06026872

RECD S.E.C.
MAR 8 2006
1088

March 3, 2006

Katherine A. Smith
Assistant Counsel
Allstate Insurance Company
2775 Sanders Road, A-3
Northbrook, IL 60062

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2006

Re: The Allstate Corporation
Incoming letter dated January 5, 2006

Dear Ms. Smith

This is in response to your letter dated January 5, 2006 concerning the shareholder proposal submitted to The Allstate Corporation by Emil Rossi. We also have received a letter on the proponent's behalf dated January 8, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

899051

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance
and Business
Transactions

Securities Exchange Act of 1934 - Rules 14a-8(i)(3) and 14a-9

January 5, 2006

BY DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal submitted by John Chevedden for Emil Rossi for inclusion in The Allstate Corporation's 2006 Proxy Statement

Ladies and Gentlemen:

The Allstate Corporation requests that you not recommend any enforcement action if Allstate excludes from its proxy materials for its annual meeting in 2006 the stockholder proposal submitted by Mr. Emil Rossi who is represented by Mr. John Chevedden.

The proposal requests the Allstate Board of Directors "take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible." (the "Proposal").

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, Allstate is filing this letter with you no later than 80 calendar days before March 27, 2006 the day on which Allstate currently expects to file its definitive proxy statement and form of proxy with the SEC.

Also in accordance with Rule 14a-8(j), enclosed are six copies of the following:

1. This letter addressed to the Division of Corporation Finance;
2. Mr. Rossi's letter of October 5, 2005 with his Proposal (Exhibit A);
3. My letter of October 18, 2005 to Mr. Chevedden requesting eligibility information and a textual change to the proposal (Exhibit B);
4. Letter from Morgan Stanley, dated October 14, 2005 evidencing Mr. Rossi's ownership of Allstate securities (Exhibit C)
5. Mr. Chevedden's e-mail to me of October 19, 2005 (Exhibit D)
6. Print-offs of website pages referred to in the Proposal (Exhibit E)

Allstate Insurance Company
2775 Sanders Road, A-3 Northbrook, IL 60062 Phone 847.402.2343 Fax 847.326.1524 Email ksmith1@allstate.com

Reasons for Omission

Allstate believes it is entitled to omit the Proposal from its proxy statement under Rule 14a-8(i)(3) because it contains materially false and misleading statements in contravention of Rule 14a-9.

The Proposal Violates Proxy Rules 14a-8(i)(3) and 14a-9

Rule 14a-8(i)(3) provides that a proposal may be omitted from proxy material if it, or its supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements to be made in proxy soliciting materials. Staff Legal Bulletin No. 14 (July 13, 2001) states that companies may exclude a website address under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Information on Websites Cannot be Monitored for Accuracy and Therefore May Lead to False, Misleading or Otherwise Irrelevant Information in Violation of Rule 14a-9

Website material, by its nature, is subject to change at any time and cannot be regulated for content by the proponent or by Allstate. As such, websites may contain materially false, misleading and irrelevant information. The SEC has previously agreed that inclusion of third-party websites may undermine the proxy process requirements of Rule 14a-8 which may allow the SEC's rules relating to proxy statements to be circumvented. *See*, The Emerging Germany Fund, Inc. (December 22, 1998) (acknowledging website reference circumvents proxy rules); Templeton Dragon Fund, Inc. (June 15, 1998) (inclusion of website reference subverts the proxy process as information posted may be altered); Pinnacle West Capital Corporation (March 11, 1998) (no way to verify accuracy of information posted). Such circumvention could easily give rise to the propagation of false and misleading information that could lead to confusion by shareholders and members of the public who will access Allstate's filed proxy materials electronically and may not appreciate the fact that the information accessed through these websites is not Allstate-generated and/or sanctioned information.

Historical SEC Position Regarding Website References Supports Omission

The SEC has historically indicated that websites references may be omitted from supporting statements on the basis that such sites may contain materially false or misleading information. *See*, Allegheny Energy, Inc. (March 20, 2002) (deleting reference to www.cii.org in supporting statement submitted by representative, John Chevedden); Sabre Holdings Corporation (March 18, 2002) (deleting reference to www.cii.org in supporting statement of Mr. Chevedden); Raytheon Company (March 13, 2002) (deleting reference to "& www.cii.org in supporting statement of Mr. Chevedden); AMR Corporation (April 3, 2001)(deleting reference to www.cii.org in supporting statement submitted by Mr. Chevedden).

Additionally, the Division directed Mr. Chevedden to remove the reference to the Council of Institutional Investors website, www.cii.org from the proposal he submitted to Allstate for its 2002 annual shareholder meeting. *See* The Allstate Corporation (dated February 18, 2003). And again in January 2003, the Division directed Mr. Chevedden to revise the same website reference to provide a citation to a specific source *See* The Allstate Corporation (dated January 24, 2003).

Despite these numerous instances of clear direction from the Division to Mr. Chevedden, he has once again included the website reference, www.cii.org in the Proposal. Including this website reference will give the false and misleading impression that CII has taken a position with respect to Allstate as opposed to its general position favoring simple majority voting. Presented as such, it is false and misleading. *See,* The Home Depot (dated February 25, 2004) and FirstEnergy Corp. (February 13, 2004) (both letters directing Mr. Chevedden to make clear that the Council of Institutional Investors recommendation relates to proposals generally and revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced); Sabre Holdings Corporation (dated March 20, 2003)(directing Mr. Chevedden to provide a citation to a specific source for the discussion referenced); Monsanto Company (November 26, 2003)(directing Mr. Chevedden to revise the references to CII make clear that the statements reflect the organizations' general recommendation as to shareholder approval of poison pills only and not to the proposal submitted).

Examples of Materially False, Misleading or Irrelevant Information Available Through Website Reference

The reference to www.cii.org links the reader to the home page of the Council of Institutional Investors (CII), an organization of pension funds, whose site addresses various investment issues that can affect plan assets. As such, the home page contains links to information about CII's policies on numerous topics from shareholder meeting rights to executive and non-employee director compensation and pension fund issues.

Attached as Exhibit E are print-offs of the various subjects accessible from the home page of The Council of Institutional Investors. These examples of the information available from the home page form the basis for excluding this website URL as containing materially false and misleading and irrelevant material not related to the subject matter of shareholder rights agreements, and may therefore lead to shareholder confusion.

Conclusion

On the basis of the foregoing, the Company submits that the inclusion of this website reference in the Proposal renders it excludable under Rule 14a-9 as containing materially false and misleading statements and statements that are irrelevant to the subject matter of the Proposal.

Allstate respectfully requests your confirmation that the Division of Corporation Finance will not recommend to the Commission any action if Allstate omits the Proposal from its proxy materials for its annual meeting in 2006 for the reasons set forth above.

We would appreciate receiving your response by February 10, 2006, so that we can meet our timetable for preparing our proxy materials and complying with Rule 14a-8(m). We would also appreciate receiving your response via facsimile transmittal to my attention at (847) 326-7524. We will promptly forward to Mr. Chevedden any response received from the Division to this no-action request that is transmitted to Allstate only.

If you have any questions with respect to this letter, please contact me at the number listed below.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Katherine A. Smith

Enclosures
Copy to: John Chevedden
Emil Rossi

Exhibit A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Edward M. Liddy
Chairman
Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Oct 5-05

cc: Robert W. Pike
Corporate Secretary
PH: 847 402-5000
FX: 847 402-7519
FX: 847-402-2351
FX: 847-326-9722

[October 9, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring an 67% vote to amend our company's bylaws, if 66% vote yes and only 1% vote no — only 1% could force their will on the overwhelming 66% majority.

This proposal does not address a majority vote standard in director elections which is gaining increased support as a separate topic.

Progress Begins with One Step

It is important to take a step forward in corporate governnce and adopt the above RESOLVED statement since our 2005 governance standards were far from impeccable. For instance in 2005 it was reported (and certain corresponding concerns are noted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness.
  - "D" in CEO Compensation – $26 million
  - "D" in Shareholder responsiveness
  - "F" in Accounting
  - Overall Governance Risk Assessment = High
- We had no Independent Chairman or Lead Director – Independent oversight concern.
- A 67% shareholder vote was required to make certain key changes – Entrenchment concern.
- Cumulative voting was not permitted.
- Poison pill: In response to a 2003 shareholder proposal, Allstate adopted a policy requiring poison pill shareholder approval, but allowing the board to override the policy and adopt a pill without shareholder approval. According to The Corporate Library, this "override" provision undermines the shareholder approval requirement.

Additionally:

- Our complete Board met only 6-times in a full year – Commitment concern.
- Eight directors were allowed to hold from 4 to 6 director seats each – Over-extension concern.
- Four of our directors were designated "problem directors" by The Corporate Library:
  1) James Andress – because he chaired the committee that set executive compensation at Dade Behring Holdings, which received a CEO Compensation rating of "F" by TCL.

2) Edward Brennan – because he chaired the committee that set executive compensation at 3M Company which received a CEO compensation grade of "F" by TCL.
3) W. James Farrell – due to his membership on the board of UAL Corporation which filed for bankruptcy.
4) Ronald LeMay – due to the settlement of a shareholder lawsuit at Sprint Corp. where he served as director.

One Step Forward
The above practices reinforce the reason to take one step forward and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Although the following text is not part of the rule 14a-8 shareholder proposal, it further reinforces the need for improved governance:
Allstate increased the maximum annual bonus executives could earn from $3,000,000 to $5,500,000 and also increased the maximum LTIP award from $3,500,000 to $6,000,000. Compensation at the company was already signally excessive given both the relative complexity of the roles involved and the size of the company, and to increase this excess, even though it is in variable compensation, is no more justifiable than the earlier excess.

Stock options continue to include tax withholding rights and a reload feature, making them less costly and complicated to exercise for participants, but costing stockholders money and potentially increasing dilution. Allstate's change of control agreements also include target LTIP payments in the severance calculations, which not only increases the potential payment, but also awards the executive for performance in which they play no part. Along similar lines, Danny Hales, the newly-appointed Vice President and Chief Financial Officer, received an LTIP payout of $152,934, having been an employee of Allstate of for only 1/3 of the performance period.

Allstate's stance on executive compensation deductibility is less than ideal: "Under Section 162(m) of the Internal Revenue Code, Allstate cannot deduct compensation paid in any year to certain executives in excess of $1,000,000; however, performance-based compensation is not subject to this limit. The Committee continues to emphasize performance-based compensation for executives and this is expected to minimize the effect of Section 162(m). However, the Committee believes that its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent that is necessary for Allstate's success. Consequently, in any year the Committee may authorize compensation in excess of $1,000,000 that is not performance-based. The Committee recognizes that the loss of a tax deduction may be unavoidable in these circumstances."

Exhibit B

Allstate.
You're in good hands.

Katherine A. Smith
Assistant Counsel

Corporate Governance

October 18, 2005

VIA DHL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RE: Shareholder Proposal for The Allstate Corporation 2006 Proxy Statement

Dear Mr. Chevedden:

We received Mr. Rossi's letter dated October 5, 2005 on October 10, 2005 with the shareholder proposal requesting the board take the necessary steps to implement a simple majority vote standard on each issue subject to shareholder approval "to the greatest extent possible". The following information and changes are requested.

1. Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of your proposal. Our records indicate that Mr. Rossi transferred his shares of Allstate stock on March 31, 2003. SEC rule 14a-8(b)(2)(i) requires that Mr. Rossi provide a written statement from the record holder of the shares (which is usually a bank or broker) verifying that as of October 5, 2005, Mr. Rossi has continuously held the requisite amount of securities for a period of at least one year.

2. Textual Change to make proposal not false and misleading

In addition, in order to include the proposal in Allstate's 2006 proxy statement, we request that the following change be made to the text of the proposal. In the proposal, Mr. Rossi has cited to the Council of Institutional Investors website, www.cii.org. This same website reference was included in Mr. Rossi's proposals to us in 2002 and 2003. In connection with those proposals, you may recall that the SEC Staff stated on February 18, 2002 and on January 24, 2003 that the inclusion of this website "may be materially false or misleading under rule 14a-9".

In 2002, they directed Mr. Rossi to delete the reference from his proposal and supporting statement; and in 2003, the Staff directed that the reference be revised "to provide a specific source for the discussion referenced." For your reference, I have enclosed copies of the SEC Staff's advice on these prior occasions.

Accordingly, it is requested that you either revise the reference to www.cii.org to provide a specific reference for the statements contained in the proposal or simply delete the Council of Institutional Investors URL website.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter. Please direct your response to my attention. If you should have any questions, please contact me at the numbers listed on the previous page.

Very truly yours,

Katherine A. Smith

Enclosures
Copy to: E. Rossi

February 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2001

The proposal requests that the board of directors redeem any poison pills previously issued unless it is approved by Allstate shareholders.

We are unable to concur in your view that Allstate may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the reference to "(www.cii.org/ciicentral/policies.htm)" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allstate Corporation
Incoming letter dated December 20, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that Allstate may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced. Accordingly, unless the proponent provides Allstate with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allstate omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Special Counsel

Blind copies to: J. Hager
E. Lapham
M. McCabe
M. McGinn
R. Pike

Exhibit C

Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

Post-it® Fax Note 7671	Date 10-19-05 # of pages ▶
To Katherine Smith	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 847-326-9722	Fax #

October 14, 2005

To Whom It May Concern:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Sante Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs, LP
558 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp 2 for 1 split 8-27-04, now owns 2714 shares
1100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co
1000 shares PPL Corp 2 for 1 split 8/24/05, now owns 2,000 shares
3000 shares Plum Creek Timber Co Inc REI
1000 shares Terra Nitrogen Co LP Com Unit
800 shares SBC Communications

...07 shares Omnova Solutions Inc.

On March 21, 2000, Emil deposited 196 shares. He subsequently purchased 304 Catellus on October 17, 2003, bringing his total position to 500shares. An additional 44 shares were deposited on 12-18-2003 to his account due to corporate activity.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

On June 8, 2005, Emil purchased 1,000 shares Merck & Co and on June 15, 2005, Emil purchased an additional 1,000 shares Merck & Co. He currently owns 2,000 shares.

On August 26, 2005, 544 shares of Catellus Development Corp were tendered to Prologis. Received 324 shares Prologis on Sept 19, 2005 in addition to some cash.

On March 9, 2005, 3,287 shares of Sears Roebuck & Co were tendered to Sears Holding Corp. for all stock. Received 1,034 shares of Sears Holding Corp on March 30, 2005.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, October 19, 2005 9:11 PM
To: Smith, Katherine (Law)
Subject: Rule 14a-8 Proposal

Dear Ms. Smith,
In regard to Mr. Rossi's proposal the textual questions I believe no longer apply after Staff Legal Bulletins 14, 14A and 14B. Please let me know if there are any questions.
Sincerely,
John Chevedden

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Pension Fund Issues

Soft Dollars

Statement of Guiding Principles on Trading Practices, Commission Levels, Soft Dollars and Commission Recapture

The most important voice in discussions of soft dollars, commission levels and directed brokerage belongs to us, institutional investors. Commissions are an asset of the plan, and as plan sponsors and trustees it is our right anc responsibility to decide how they are managed. We have the power to assert our authority in these matters throu our contractual arrangements with money managers and brokers. We also have the broader duty to communicat interests and desires of the institutional investor community to regulators, to the public and to the industry regardi trading practices and commissions.

- Like any other expense of the plan, trading costs need to be managed to minimize the cost and ensure maximum value is received. But current brokerage industry practices of bundled pricing for services ma difficult to break out the exact costs of services (for trade execution, research or other things), may be antithetical to the fiduciary obligation of obtaining best execution, and hold too much potential for conflic interest and abuses.
- We support and urge full unbundling of pricing for investment management, brokerage and research services, so that institutional investors can purchase and budget for these services as they do any othei expense of the plan.
- Clarity and transparency of disclosure of all money management and brokerage arrangements is essen and it is up to plan sponsors to require it. Simple reliance on brokers, money managers and consultants volunteered information is insufficient to discharge the obligations of plan fiduciaries. Plan sponsors shc require regular reports and affirmative representations that fiduciaries are pursuing best execution in the trading practices.
- To the extent that any money manager or plan sponsor is engaged in using soft dollars or directing brokerage to obtain commission recapture, it is the duty of fiduciaries to ensure that all such practices a engaged in for the exclusive benefit of the plan and its members.

1730 Rhode Island Avenue NW, Suite 512 ▪ Washington, DC 20036

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Sunday, January 08, 2006 1:52 PM
To: CFLETTERS
Cc: Katherine Smith
Subject: Re Allstate Corporation (ALL) No-Action Request Emil Rossi

Re Allstate Corporation (ALL) No-Action Request Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Allstate Corporation (ALL)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Emil Rossi

Ladies and Gentlemen:

This is an initial response to the Allstate January 5, 2006 no action request.

Allstate incorrectly claims that the rule 14a-8 proposal text:
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic" states that "CII has taken a position with respect to Allstate as opposed to its general provision favoring simple majority voting."

To the contrary the rule 14a-8 proposal text simply states that CII recommends "adoption of this proposal topic" as a general principle.

The following Staff Legal Bulletins seem to address the company concern about including a website reference and furthermore a website reference to a respected source of corporate governance guidance.

From Division of Corporation Finance:
Staff Legal Bulletin No. 14

"b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

"No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1."

Š

"1. *May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?*

"Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules."

From Staff Legal Bulletin No. 14B (CF)

"4. Clarification of our views regarding the application of rule 14a-8(i)(3)

"Accordingly, we are clarifying our views with regard to the application of rule 14a-8(i)(3). Specifically, because the shareholder proponent, and not the company, is responsible for the content of a proposal and its supporting statement, we do not believe that exclusion or modification under rule
14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

* the company objects to factual assertions because they are not supported;

* the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

* the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

* the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Š

"In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading."

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) each did not concur with the FirstEnergy request to exclude www.cii.org and this website was published in the FirstEnergy 2003 definitive proxy in support of two separate rule 14a-8 shareholder proposals.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal and its text since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Katherine Smith <ksmith1@allstate.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 5, 2006

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mary Beth Breslin
Special Counsel